UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Nutraceutical International Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

67060Y101

(CUSIP Number)

February 25, 1998

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67060Y101

1.	Names of Reporting Persons Frank W. Gay II

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 925,899 (1)

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 925,899 (1)

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 925,899 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 8.4% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)                                  Includes, pursuant to Rule 13d-3(d)(1)(i) of the Act, 192,000 shares of common stock that may be purchased upon the exercise of stock options that have vested or vest within 60 days from February 8, 2008.

(2)                                  All of the percentages calculated in this Schedule 13G are based upon an aggregate of 11,078,247 shares of common stock outstanding as of February 8, 2008.

Item 1.
	(a)	Name of Issuer Nutraceutical International Corporation
	(b)	Address of Issuer’s Principal Executive Offices 1400 Kearns Boulevard Park City, Utah 84060

Item 2.
	(a)	Name of Person Filing Frank W. Gay II
	(b)	Address of Principal Business Office or, if none, Residence 1500 Kearns Boulevard, Suite B-200 Park City, Utah 84060
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share
	(e)	CUSIP Number 67060Y101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 925,899
(b) Percent of class: 8.4%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 925,899
(ii) Shared power to vote or to direct the vote Not Applicable
(iii) Sole power to dispose or to direct the disposition of 925,899
(iv) Shared power to dispose or to direct the disposition of Not Applicable

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2008
Date
/s/ Frank W. Gay
Signature
Frank W. Gay II
Name